GRYDD INC.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2022

GRYDD INC.
TABLE OF CONTENTS



New York City Accountant

Haque CPA
Certified Public Accountant
100 Park Avenue, 16th Floor
New York City, NY 10017
212-880-2617
mhaque@nyc-cpafirm.com
www.nyc-cpafirm.com

To the Management of Grydd Inc.:

We have reviewed the financial statements and supporting schedules of Grydd Inc., comprising the statement of financial condition as at December 31, 2022, and the statement of operations, statement of changes in total capital and statement of cash flows for the year then ended.

The engagement is of limited scope and is not expected to express an opinion on the financial results and financial position of the Company as at December 31 2022, and its financial performance and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Review Observations:
We conducted our review in accordance with standards generally accepted in the United States of America. We are independent of the Company in accordance with the American Institute of Certified Public Accountants (AICPA).

Responsibilities of Management and Those Charged with Governance for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with US GAAP, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting until management has determined that liquidation became imminent, from which date, a liquidation basis of accounting will be applied prospectively.

Accountant's Responsibilities for the Review of the Financial Statements

Our objective was to obtain a reasonable level of comfort about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and we are not expressing an opinion about whether the financial statements are free of material misstatement or error. Reasonable assurance is a high level of assurance but a review conducted in accordance with accounting standards generally accepted in the United States is not expected to discover material misstatement when it may exist.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of a review in accordance with accounting standards generally accepted in the United States, we exercise professional judgment and maintain professional skepticism throughout the review. We also did not identify and didn't assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform procedures responsive to those risks, and obtain evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

We did not review the internal control procedures that would be relevant to an audit, since the engagement is more limited in scope and duration. We did not evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. We have not reached a conclusion based on the evidence obtained up to the date of our review report. However, future events or conditions may cause the Company to cease to continue as a going concern.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the review and significant issues and recommendations and the review is not expected to find significant deficiencies in the internal control as expected with an audit.

Haque CPA

Haque CPA
100 Park Avenue, 16th Fl
New York, NY 10017
May 12, 2023

Grydd Inc.
Statements of Financial Condition
December 31, 2022

Assets	2022
Current Assets	
Cash	$ 13,417
Accounts Receivable	72,200
Pre-paid Expenses	1,312
Total Current Assets	86,929
Other Assets	
Fixed Assets (Net of Accumulated	
Depreciation of 12,920)	1,769
Goodwill	263,668
WIP-Tracking Software	487,758
Total Other Assets	753,195
Total Assets	$ 840,125
Liabilities	
Accounts Payable	382,570
Other Current Liabilities	94,507
Total Liabilities	477,077
Equity Investments	2,440,968
Stock Issuance Costs	(18,770)
Retained Earnings	(2,077,920)
Total Equity	363,048
Total Liabilities and Equity	$ 840,125

Grydd Inc.
Statements of Operations
For the Years Ended December 31, 2022

Operating Income		
Income	$	167,860
Total Income	**$**	**167,860**
Expenses		
Marketing		9,109
Travel & Entertainment		38,023
Legal & Professional Services		1,303,572
Other Operating Expense		76,898
Depreciation Expense		12,000
Amortization Expense		19,900
Other Business Expenses		30,833
Other Expense		45,385
Total Expenses		**(1,535,720)**
Net Income (Loss)		**($1,367,860)**

Grydd Inc.
Statements of Owners Equity
For the Years Ended December 31, 2022

		Preferred Series Seed 1	Retained Earnings	Total Equity
Balance at January 1, 2022	$	1,501,207	(691,544)	809,663
New Investments		921,281		921,281
Distribution			(37)	(37)
Adjustment			(539)	(539)
Net Income/(Loss)			(1,367,860)	(1,367,860)
Balance at December 31, 2022	**$**	**2,423,028**	**(2,059,980)**	**363,048**

Grydd Inc.
Statements of Cash Flows
For the Years Ended December 31, 2022

	2022
Operating Activities	
Net Income	(1,367,860)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	(5,000)
Accumulated Depreciation	12,000
Computers & Equipment	(12,000)
Accumulated Amortization	19,900
Accounts Payable (A/P)	(1,740)
American Express	(13,353)
Deferred Revenue	6,000
Kabbage – Line of Credit	97,200
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**103,007**
Net cash provided by operating activities	**(1,264,853)**
Investing Activities	
WIP - Tracking Software	(6,188)
Net cash provided by investing activities	**921,244**
Financing Activities	
Net cash provided by financing activities	**921,244**
Net cash increase for period	**(349,797)**
Cash at beginning of period	363,214
Cash at end of period	**13,417**

Grydd Inc.
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

1. Business Description and Summary of Significant Accounting Policies

Nature of operations
Grydd is a SaaS company, that focuses on networking and collaboration between all the players that operate, manage and work in Supply Chain and Logistics. Our platform centers around the ability to bring together all the players that on a daily basis transact, manage, control or move products domestically or internationally, regardless of their role, or the systems they operate. Our platform focuses on the core premise that any successful Supply Chain is a conduit where all processes, players and data are integrated, connected and transparent. We understand that the power of Supply Chain stems from the people and the data generated by those relationships during the logistics process.

Our platform doesn't focus on one persona or feature in particular; rather we focus on all the end-to-end processes and the players that feed and interact every step of the way. Whether you are working on the transportation management side, inventory management, purchase orders, eCommerce, warehouse management or track and trace, we bring all the elements together in one integrated ecosystem.

We bring native Grydd elements and modules to the mix allowing a variety of customers to use our technology for the whole process or, we integrate with other solutions already used into our middleware, merging all the data and processes that were once fragmented into holistic view, bringing full visibility on every step, node, process, data point and player. We integrate disparate fragmented systems into a single source of truth with the ensuing value of harmonizing copious quantities of contrasting data, processes and players, giving our customers the unique ability to rationalize their Supply Chain.

Company Headquarters and Locations

Headquarters = Seattle, WA
Development Offices = Cali, Colombia
Sales Office LATAM = Mexico City, Mexico

Date and state of incorporation:

Grydd, Inc. was incorporated in the State of Delaware in April 2019.

Basis of accounting
The accompanying financial statements are prepared using the accrual method of accounting.

Grydd Inc.
NOTES TO FINANCIAL STATEMENTS, continued
December 31, 2022

Brief Overview of the Management Team

The management team for Grydd:

Daniel Acosta – Founder & CEO – extensive Global supply chain, sourcing strategy and implementation experience. Over 15 plus years of Software development and integration experience
Pablo Pantoja – CTO – Full stack senior engineer with 18 plus years of experience bridging the gap between ideas and technology
Andres Meza – Head of Architecture – 25 plus years of experience in software development, architecture, requirements, engineering & BPMIN modeling. Focused on software development applying machine learning and AI

Product Overview

Since Grydd started production in October of 2019, the company has accelerated product features, functionalities, and customer verticals. The product focuses on 3 key stakeholders: Shippers (Manufacturers, Buyers, eCommerce, Retailers and Distributors), Logistics Operators (Freight Forwarders, 3PL, 4PL, Freight Brokers and Custom Brokers) and Carriers (Shipping Lines, Airlines and Truck Companies), with future expanded capabilities for Third party service provider such as Ports and Governments. There are multiple modules including the following:

1 – Collaboration Engine
2 – Quoting Engine
3 – Multimodal Scheduling
4 – Document Management & Creation
5 – Business Intelligence
6 – Automated Tracking & Booking
7 – Product Management
8 – Rate Management & Engine

Basis of accounting
The accompanying financial statements are prepared using the accrual method of accounting.

Revenue recognition
Income from operations and other income are recognized when earned and realizable.

Grydd Inc.
NOTES TO FINANCIAL STATEMENTS, continued
December 31, 2022

Use of estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Estimates are mainly used in the determination of the fair value of investments.

Cash and cash equivalents
Cash equivalents include short-term highly liquid investments, such as money market funds, that are readily convertible to known amounts of cash and have original maturities of three months or less.

1.   Business Description and Summary of Significant Accounting Policies, continued

Income taxes
Grydd Inc is a taxpaying entity for federal and state income tax purposes. As such, the Corporation will pay any federal or state income taxes on any income generated for in a tax year. Accordingly, no provision for federal or state income taxes has been made for this entity in the financial statements due to the current loss.

The Corporation accounts for uncertainty in income taxes in accordance with Financial Accounting Standards Board Accounting Standards Codification 740-10 (ASC 740-10) which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Corporation is required to determine whether the benefits of its tax position are more likely than not of being sustained upon audit based on the technical merits of the tax position.

The provisions of ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Corporation has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months from the statement of financial condition date as of December 31, 2022.

Grydd Inc.
NOTES TO FINANCIAL STATEMENTS, continued
December 31, 2022

1.   **Revenue Recognition – ASC 606**

Effective January 1, 2019, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

2. Subsequent Events
Events have been evaluated through the date that these financial statements and there was no significant issues noted as of May 12, 2023.